UNITED STATES OF AMERICA
                 Before the
     SECURITIES AND EXCHANGE COMMISSION
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In the Matter of
                                                    SECOND
NATIONAL FUEL GAS COMPANY                         CERTIFICATE
LEIDY HUB, INC.                                   PURSUANT TO
ENERCHANGE                                          RULE 24

File No. 70-8655

(Public Utility Holding Company Act of 1935)
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         In accordance with the terms of the Order dated September 22, 1995 issued to National Fuel Gas Company ("National") authorizing Leidy Hub, Inc., to acquire an interest in Enerchange (File No. 70-8655, HCAR No. 35-26379), National has filed the required income statement and balance sheet reflecting the activities of Leidy Hub, Inc. and the Leidy Hub/Hub Services partnership in the Eighth Certificate Pursuant to Rule 24 in the matter of National, Leidy Hub, Inc. and Ellisburg-Leidy Northeast Hub Company (File No. 70-8417, HCAR No. 35-26093) and such is incorporated herein by reference.

         IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 9th day of February 1996.



                  LEIDY HUB, INC. AND NATIONAL FUEL GAS COMPANY


                  By___________________________________________
                                Gerald T. Wehrlin
                     Secretary and Treasurer, Leidy Hub, Inc.
                      Controller, National Fuel Gas Company